UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 3 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F, filed on December 9, 2015, Amendment No. 1 to the Company’s Form N-6F, filed on March 4, 2016, and Amendment No. 2 to the Company’s Form N-6F, filed on July 14, 2016, that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submitted the following information:

Name:	GSV Growth Credit Fund Inc.

Address of Principal Business Office:	2925 Woodside Road
Woodside, CA 94062

Telephone Number:	(650) 206-4604

Name and Address of Agent for	R. David Spreng
Service of Process:	President and Chief Executive Officer
2925 Woodside Road Woodside, CA 94062

This Amendment No. 3 to the Company’s Form N-6F is necessary because of delays in the commencement of the Company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of the date of this filing. The Company would be excluded from the definition of an investment company by Section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the Act, the undersigned company has caused this Amendment No. 3 to its Notice of Intent to Elect to Be Subject to Sections 55 Through 65 of the Act pursuant to Section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 12th day of October, 2016.

GSV Growth Credit Fund Inc.

/s/ R. David Spreng
Name: R. David Spreng
Title: President and Chief Executive Officer

Attest:	/s/ Thomas B. Raterman
Name: Thomas B. Raterman
Title: Chief Financial Officer, Treasurer and Secretary